

August 27, 2010

Mr. Junichi Matsumoto
Chief Financial Officer
Mitsui & Co., Ltd.
2-1 Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

      Re: Mitsui & Co., Ltd.
                Form 20-F
                Filed August 13, 2010
                File No. 0-09929

Dear Mr. Matsumoto:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F

Auditor reports, page F-2 to F-4

1.   Please amend your filing to include auditor reports that include the name of the auditor and an indication that a signature has been affixed to the original audit reports.

Exhibit 99.1

2.   Please obtain a revised report from Ryder Scott Company, L.P. that discloses the relevant benchmark prices and weighted average prices from the total company reserve report. See Item 1202(a)(8)(v) of Regulation S-K. Such weighted average prices should be provided by the geographic area required to be provided in the reserves table pursuant to Item 1202(a)(2) of Regulation S-K.

3.   With regard to the report of Ryder Scott Company, L.P. while we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such "generally accepted engineering and evaluation principles". Please request of Ryder Scott Company, L.P. an explanation of the basis for concluding that such principles have been sufficiently established so as to judge that the reserve information has been prepared in conformity with such principles.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or me at (202) 551-3461 with any questions.

Sincerely,

Chris White
Branch Chief